RESOLVED, that the Funds and the Adviser shall be covered under a joint insured fidelity bond issued by Travelers Insurance for the period from March 15, 2007 to March 15, 2008, with an aggregate coverage amount of $10 million in accordance with the requirements of Rule 17g-1 under the 1940 Act, as amended (the ”Joint Fidelity Bond”);

FURTHER RESOLVED, that the President or Vice President is authorized and empowered to enter into a joint insureds agreement by and among the Funds and the Adviser, which provides, among other things, that in the event recovery is received under the Joint Fidelity Bond as a result of a loss sustained by one or more other named insureds, that each insured shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which each insured would have received had each Fund provided and maintained a single insured bond with the minimum coverage required by paragraph (d) (1) of Rule 17g-1; and

FURTHER RESOLVED, that the premium of $21,500 be allocated 25% to the Adviser and 75% to the Funds. With respect to each Fund, a percentage of 75% of the $21,500 premium will be allocated to each Fund taking all relevant factors into consideration, including but not limited to, the number of parties named as insured, the nature of the business activities of such other parties, the amount of the Joint Insured Bond, the amount of the premium for such Joint Insured Bond, and the extent to which the share of the premium allocated to each Fund under the bond is less than the premium which each Fund would have had to pay had it maintained a single insured bond; and

FURTHER RESOLVED, that the President or Vice President of each Fund is authorized and directed to take all action necessary or proper to carry into effect the foregoing resolutions, and that David T. Henigson be and he hereby is designated as the officer who shall make filings and give the notices on behalf of the Funds required by Rule 17g-1.

INVESTMENT COMPANY BLANKET BOND
St. Paul Fire and Marine Insurance Company

St. Paul, Minnesota 55102-1396
(A Stock Insurance Company, herein called Underwriter)

DECLARATIONS	BOND NO. 403BD0341

Item 1.	Name of Insured (herein called Insured):
VALUE LINE, INC.
Principal Address:
	220 EAST 42ND STREET	(REVISED)
NEW YORK, NY 10017

Item 2.	Bond Period from 12:01 a.m. on 03/15/07 to 12:01 a.m. on 03/15/08 the effective date of the termination or cancellation of the bond, standard time at the Principal Address as to each of said dates.
Item 3.	Limit of Liability
Subject to Sections 9, 10, and 12 hereof:

	Limit of Liability	Deductible Amount
Insuring Agreement A – FIDELITY	$10,000,000	$25,000
Insuring Agreement B - AUDIT EXPENSE	$50,000	$10,000
Insuring Agreement C – PREMISES	$10,000,000	$25,000
Insuring Agreement D – TRANSIT	$10,000,000	$25,000
Insuring Agreement E - FORGERY OR ALTERATION	$10,000,000	$25,000
Insuring Agreement F – SECURITIES	$10,000,000	$25,000
Insuring Agreement G - COUNTERFEIT CURRENCY	$10,000,000	$25,000
Insuring Agreement H - STOP PAYMENT	$10,000,000	$25,000
Insuring Agreement I - UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$25,000

OPTIONAL COVERAGES ADDED BY RIDER:
COMPUTER SYSTEMS FRAUD	$10,000,000/$25,000
UNAUTHORIZED SIGNATURES	$10,000,000/$25,000
TELEFACSIMILE TRANSFER	$10,000,000/$25,000
VOICE INITIATED TRANSFER	$10,000,000/$25,000

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.
Offices or Premises Covered - Offices acquired or established subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows:

Item 5.	The liability of the Underwriter is subject to the terms of the following endorsements or riders attached hereto:

ICB016
ICB026
ICB038
ICB057
ICB011
ICB012
ICB013
ICB014

Item 6.
The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bonds or policy(ies) No.(s) NEW such termination or cancellation to be effective as of the time this bond becomes effective.

IN WITNESS WHEREOF, the Company has caused this bond to be signed by its President and Secretary and countersigned by a duly authorized representative of the Company.

Countersigned:	ST. PAUL FIRE AND MARINE INSURANCE COMPANY

Authorized Representative	Countersigned At

/s/ Bruce Backberg	/s/ Brian MacLean
Secretary	President

Countersignature Date

FIDELITY BOND
JOINT INSUREDS AGREEMENT

THIS AGREEMENT is made as of the 15th day of March, 2007 by and among Value Line, Inc. (the “Adviser Insured”) and the Value Line funds listed on Schedule A to this Agreement (collectively, the “Fund Insureds” and, together with the Adviser Insured, the “Insureds”).

The Insureds have acquired a joint fidelity bond (the “Fidelity Bond Policy”) issued by   St. Paul Travelers (the “Insurance Company”) in the amount of $10,000,000 (the “Bond Amount”).  The Fidelity Bond Policy is effective from March 15, 2007 to March 15, 2008 (the “Policy Period”).  Under the terms of the Fidelity Bond Policy, the Insurance Company has agreed to cover the Insureds against larceny and embezzlement of each officer and employee of the Insureds who may have access to securities or funds of the Insureds, either directly or through authority to draw upon such funds or to direct generally the disposition of such securities, with certain exceptions, in accordance with the terms of the Fidelity Bond Policy and the requirements of Rule 17g-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

The Bond Amount is at least equal to the sum of: (A) the total amount of coverage which each Fund Insured would have been required to provide and maintain individually pursuant to the schedule set forth under Rule 17g-1(d) of the 1940 Act had each such Fund Insured not been named under the Fidelity Bond Policy, plus (b) the amount which the Adviser Insured would have been required to provide and maintain pursuant to the federal statutes or regulations had it not been named as an Insured under the Fidelity Bond Policy.

In consideration of the mutual covenants and agreements contained herein, the Insureds agree that:

1.	Allocation of Premium.

(a) The Fund Insureds shall in the aggregate pay for 75% of the aggregate premiums for the Fidelity Bond Policy, and the Adviser Insured shall pay the remaining 25% of the aggregate premiums for the Fidelity Bond Policy.  Each Fund Insured shall pay a pro rata portion of the aggregate premiums to be borne by the Fund Insureds, which portion shall be determined based on the relative gross assets of each Fund Insured as of a specified date as determined by an appropriate officer of the Insured Funds, in relation to the aggregate gross assets of all of the Fund Insureds at such date.  From time to time, adjustments may be made by mutual agreement of the Fund Insureds to the portion of the premium theretofore paid by a Fund Insured, based on a subsequent change or changes in the gross assets of one or more Fund Insureds.

2.
Loss to One Insured.  If any proceeds are received under the Fidelity Bond Policy as a result of a loss sustained by only one Insured, the entire proceeds shall be allocated to the Insured incurring such loss.

3.
Loss to More than One Insured.  If any proceeds are received under the Fidelity Bond Policy as a result of any loss sustained by more than one Insured, the Insureds (consisting of the Adviser Insured and the Fund Insureds) shall receive an equitable and proportionate share of the recovery; provided, however, that in the event that the total estimated expense and/or indemnity exposure of claims made against the Insureds and reported under the Fidelity Bond Policy exceed the aggregate coverage provided thereunder, then the coverage shall be allocated pro rata among the Insureds based upon premium payments or as otherwise agreed to by the Insureds in writing; provided, further, that each Fund Insured shall receive an amount at least equal to the amount which it would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1(d)(1) under the 1940 Act.

4.
Purpose and Interpretation.  The Insureds agree that the sole purpose and intent of this Agreement is to provide for the allocation among them of responsibility for payment of premiums and allocation of recoveries under the Fidelity Bond Policy, and that the entitlement of each Insured shall otherwise be determined by, and subject to, the terms of the Fidelity Bond Policy.

5.	Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement.

6.
Specific Performance.  In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each party shall be entitled to specific performance of the agreements and obligations of the other parties hereunder and to such other injunctive or other equitable relief as may be granted by a court of competent jurisdiction.

7.	Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of New York (without reference to the conflicts of law provisions thereof).

8.
Notices.  All notices, requests, consents, and other communications under this Agreement shall be in writing and shall be sent (i) by U.S. postal service pre-paid registered or certified mail, return receipt requested and retained or (ii) via a reputable nationwide overnight courier service guaranteeing next business day delivery, in each case addressed to the intended recipient at the address set forth below, or such other address as the relevant party may designate by written notice to the other parties:

For any Fund Insured:

The Value Line Funds
220 East 42nd Street
New York, NY 10017
Attention: President

With a copy to:

Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
Attention: Leonard A. Pierce, Esq.

For the Adviser Insured:

Value Line, Inc.
220 East 42nd Street
New York, NY 10017
Attention: President

9.
Complete Agreement; Amendments; Continuation.  This Agreement constitutes the entire agreement and understanding of the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to such subject matter.  No amendment, modification or termination of, or waiver under, any provision of this Agreement shall be valid unless in writing and signed by each party, and consented to by a majority of the trustees or directors of each Fund Insured who are not “interested” persons, as defined under the 1940 Act (collectively, the “Independent Directors”).  The continuation of this Agreement is subject to its approval not less than annually by a majority of the Independent Directors of each Insured of the amount, type, for and coverage of the Fidelity Bond Policy and the portion of the premium to be paid by each Insured.

10.
Counterparts; Facsimile Signatures.  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together shall constitute one and the same document.  This Agreement may be executed by facsimile signatures.

11.
Limitation of Liability.  The obligations of Fund Insureds under this Agreement are not binding on the directors, trustees or holders of shareholders of any Fund Insured (or any series thereof) individually, but bind only the assets of applicable Fund Insured (or such series).

[End of Text]

IN WITNESS WHEREOF, the Insureds have caused this Fidelity Bond Joint Insureds Agreement to be executed and delivered as of the day and year first above written.

EACH FUND INSURED

By:	/s/ David T. Henigson
Name:
Title:	Vice President

ADVISER INSURED

By:	/s/ David T. Henigson
Name:
Title:	Vice President

Schedule A

Value Line Funds

The Value Line Fund, Inc.
Value Line Income and Growth Fund, Inc.
Value Line Premier Growth Fund, Inc.
Value Line Larger Companies Fund, Inc.
The Value Line Cash Fund, Inc.
Value Line U.S. Government Securities Fund, Inc.
Value Line Centurion Fund, Inc.
The Value Line Tax Exempt Fund, Inc. (National Bond)
Value Line Convertible Fund, Inc.
Value Line Aggressive Income Trust
Value Line New York Tax Exempt Trust
Value Line Strategic Asset Management Trust
Value Line Emerging Opportunities Fund, Inc.
Value Line Asset Allocation Fund, Inc.